

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

January 22, 2008

via U.S. mail and facsimile

Mr. Wilson Kin Cheung
President
Market Data Consultants Inc.
Rm 2213-14, 22nd Floor
Jardine House
1 Connaught Place,
Central, Hong Kong

>   **Re: Market Data Consultants Inc.**
>   **Amendment No. 4 to Registration Statement on Form SB-2**
>   **Filed December 26, 2007**
>   **File No. 333-137799**
>
>   **Form 10-KSB for the yearly period ended February 28, 2007, filed May 29, 2007**
>   **Form 10-QSB for the quarterly period ended May 31, 2007, filed July 18, 2007**
>   **Form 10-QSB for the quarterly period ended August 31, 2007, filed October 15, 2007**
>   **Form 10-QSB for the quarterly period ended November 30, 2007, filed January 16, 2008**
>
>   **File No. 0-52009**

Dear Mr. Cheung:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A

General

1.   Please update your financial statements included within the registration statement to comply with Item 310(g) of Regulation S-B. Please correspondingly update all related disclosure throughout the registration statement as necessary.

Form 10-QSB for the quarterly period ended November 30, 2007

Form 10-QSB for the quarterly period ended August 31, 2007

Form 10-QSB for the quarterly period ended May 31, 2007

Form 10-KSB for the yearly period ended February 28, 2007

Controls and Procedures

2.   We note your response to our prior comment 7 and reissue it. You did not comply with our comment when you filed your Form 10-QSB for the quarter ended November 30, 2007 on January 16, 2008. Please confirm that as of the periods ended February 28, 2007, May 31, 2007, August 31, 2007 and November 30, 2007, your Chief Financial Officer performed the evaluation of the effectiveness of your disclosure controls and procedures, and determined that they were effective. Please confirm that all future filings, your Chief Executive Officer and your Chief Financial Officer will perform the evaluation of the effectiveness of your disclosure controls and procedures.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher at (202) 551-3706, or, in her absence, Karl Hiller, Accounting Branch Chief, at (202) 551- 3686 with any questions on the accounting comments. You may contact Donna Levy at (202) 551-3292 or, in her absence, me, at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: G. Joiner, Esq. (by facsimile)
        J. Gallagher
        D. Levy
        K. Hiller